Exhibit 16.1

July 15, 2021

Office of the Chief Accountant

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Ladies and Gentlemen:

We have read Sunlight Financial Holdings Inc.’s (formally known as Spartan Acquisition Corp. II) statements included under Item 4.01 of its Form 8-K dated July 9, 2021. We agree with the statements concerning our Firm under Item 4.01, in which we were informed of our dismissal on July 9, 2021, following completion of the quarterly review for the period ended June 30, 2021, which consists only of the accounts of the pre-Business Combination Special Purpose Acquisition Company. We are not in a position to agree or disagree with other statements contained therein.

Very truly yours,

/s/ WithumSmith+Brown, PC

New York, New York